UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-39289

(Commission File Number)

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cano Health, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

9725 NW 117th Avenue

Address of Principal Executive Office (Street and Number)

Miami, Florida 33178

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cano Health, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) by March 1, 2023, the prescribed filing due date for those reasons set forth below. As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 27, 2023, the Company consummated the closing of a senior secured term loan in the aggregate principal amount of $150.0 million, maturing November 23, 2027. As a result of the Company’s efforts towards reaching an agreement with the lenders of the senior secured term loan and closing on the financing transaction to address the Company’s liquidity needs, the Company requires additional time to finalize the financial statements and related information included in the Form 10-K. In addition, during the applicable reporting period, the Company became subject to the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and additional time is needed for the Company to compile and analyze certain information and documentation to be included in the Form 10-K.

The Company has dedicated significant resources to completing the Form 10-K and is working diligently to complete the necessary work to file the Form 10-K as soon as practicable within the 15 calendar days of the prescribed due date pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian D. Koppy	786	758-3320
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see the press release issued on March 1, 2023, which was furnished as Exhibit 99.1 to the Form 8-K filed with the SEC on March 1, 2023.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks and uncertainties about the Company including, but not limited to, statements about the Company’s expectations regarding the timing of the filing of the Form 10-K and its results of operations. These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, the timing and ultimate conclusions of the Company’s independent auditors regarding the audit of the Company’s financial statements. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in the Company’s filings and reports with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Reports on Form 10-Q for each quarterly period during 2022, as well as other filings and reports that are filed by the Company from time to time with the SEC. You should consider these factors in evaluating the forward-looking statements included in this Form 12b-25 and not place undue reliance on such statements. The Company undertakes no obligation to update such statements as a result of new information, future events or otherwise, except as may be required by law.

Cano Health, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2023
	By:	/s/ Brian D. Koppy
Brian D. Koppy
Chief Financial Officer